1585 Broadway

New York, NY 10036

Morgan Stanley

October 9, 2009

VIA EDGAR

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Insured Dividend Advantage Municipal Fund

Registration Statement on Form N-2

File Nos. 333-160630 and 811-09475

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters, of the above captioned securities, hereby joins in the request of Nuveen Insured Dividend Advantage Municipal Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 2:00 p.m., Eastern Time, on October 14, 2009, or as soon thereafter as practicable.

In connection with the above request for acceleration, please be advised that the underwriters are in the process of effecting the distribution of approximately 4,000 Preliminary Prospectuses dated October 9, 2009.

Sincerely,

MORGAN STANLEY & CO. INCORPORATED

As Representative

By: MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Yuri Slyz
Name:	Yuri Slyz
Title:	Vice President